Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com

                                 January 4, 2016

VIA EDGAR

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

     Re: Zlato Inc.
         Form 10-K for Fiscal Year Ended March 31, 2015
         Filed June 12, 2015
         File No. 000-55023

Dear Ms. Collins:

     We respectfully hereby submit the information in this letter, on behalf of our client Zlato, Inc., a Nevada corporation (the "Company"), in response to oral comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated December 22, 2015.

     The Company has amended its Annual Report on Form Annual Report on Form 10-K for the fiscal year ended March 31, 2015, originally filed with the Commission on June 12, 2015 (the "Original Filing"), for the purpose of stating that its disclosure controls and procedures were not effective as of March 31, 2015 in Part II, Item 9A. Controls and Procedures, "Disclosure Controls and Procedures," of the Original Filing. Except as described above, no other changes have been made to the Original Filing and Amendment No. 1 to Form 10-K ("Amendment No. 1"), filed on December 22, 2015.

     Please contact the undersigned with any questions, comments or other communications to the Company.

                                Very truly yours,


                                /s/ Thomas E. Puzzo
                                ----------------------------------
                                Thomas E. Puzzo